UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 5 )*

                       SAMSONITE CORPORATION
                         (Name of Issuer)

                   Common Stock, $.01 par value
                 (Title of Class of Securities)
                          79604V105
                         (CUSIP Number)
                          Alan M. Stark
                         80 Main Street
                  West Orange, New Jersey 07052
                       (201)325-8660
(Name Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

                        March 21, 1997
     (Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No.   79604V105
__________________________________________________________________
     1)   Names of Reporting Person S.S. or I.R.S. Identification
          No. of Above Person

           LEON G. COOPERMAN
           S.S. No. ###-##-####
 _________________________________________________________________
     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)

                                                          (a) [ ]
                                                          (b) [X]
_________________________________________________________________
     3)   SEC Use Only
_________________________________________________________________
     4)   Source of Funds:
          WC
_________________________________________________________________
     5)   Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e). . . . . . . . . . . . .
          NOT APPLICABLE
_________________________________________________________________
     6)   Citizenship or place of Organization:
          UNITED STATES
_________________________________________________________________
               (7)  Sole voting Power
Number of             818,112
Shares Bene- ____________________________________________________
ficially       (8)  Shared Voting Power
owned by              210,300
Each Report- ____________________________________________________
ing Person     (9)  Sole Dispositive Power
With                  818,112
_________________________________________________________________
               (10) Shared Dispositive Power
                      210,300
_________________________________________________________________
     11)  Aggregate Amount Beneficially Owned by Each Reporting
          Person:   1,028,412
_________________________________________________________________
     12)  Check if the Aggregate Amount in Row (11) excludes
          certain shares:     N/A
_________________________________________________________________
     13)  Percent of Class Represented by Amount in Box (11):
                    5.1%
_________________________________________________________________
     14)  Type of Reporting Person
               I N


Item 2.   Identity and Background.
          This statement is being filed by Leon G. Cooperman, ("Cooperman"). Cooperman is the Managing Member of Omega Associates, L.L.C. ("Associates"), a limited liability company organized under the laws of the State of Delaware. Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles.Associates is the general partner of three limited partnerships organized under the laws of Delaware known as Omega Capital Partners, L.P., Omega Institutional Partners, L.P., and
Omega Equity Partners, L.P.   They are private investment firms
engaged in the purchase and sale of securities for investment for their own accounts. The business address of Cooperman and the principal business and office of Associates, Omega Capital Partners, L.P., Omega Institutional Partners, L.P., and Omega Equity Partners, L.P. is c/o Omega Advisors, Inc., 88
Pine Street, Wall Street Plaza - 31st Floor, New York, New York 10005. Cooperman is a citizen of the United States.
          Cooperman is also the President and majority stockholder of Omega Advisors, Inc., a Delaware corporation, engaged in providing investment management. The address of the principal business and office of Omega Advisors, Inc. is 88 Pine Street, Wall Street Plaza - 31st Floor, New York, New York 10005. Omega Advisors, Inc. serves as investment manager to Omega Overseas Partners, Ltd., and Omega Overseas Partners II, Ltd., and Cooperman is deemed to control said entities. Omega Overseas Partners, Ltd., is a Cayman Island corporation, with a business address at British American Tower, Third Floor, Jennrett Street, Georgetown, Grand Cayman Island, British West Indies. Omega Overseas Partners II, Ltd. is a Cayman Island corporation, with a business address c/o Hemisphere House, 9 Church Street, Hamilton HM 11, Bermuda. Omega Advisors, Inc. also serves with discretionary power as investment manager to unrelated third parties (herein referred to as the "Managed Account").
          Neither Cooperman nor any of the investment entities controlled by him have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration. Cooperman beneficially owns 1,028,412 Shares. Of this amount, 317,712 Shares were purchased by Omega Capital Partners, L.P., at a cost of $5,229,716; 21,100 Shares were purchased by Omega Institutional Partners, L.P., at a cost of $369,250; 25,600 Shares were purchased by Omega Equity Partners, L.P., at a cost of $357,425; 453,700 Shares were purchased by Omega Overseas Partners, Ltd., at a cost of $15,404,353; and 210,300 Shares were purchased by the Managed Account at a cost of $3,118,155. The source of funds for the purchase of all such Shares was investment capital.
Item 5.  Interest in Securities of the Issuer.
          Based upon the information contained in the Company's Registration Statement dated February 5, 1997 filed with the Securities & Exchange Commission, there were 20,298,051 Shares of Common Stock issued and outstanding. Omega Capital Partners, L.P. owns 317,712 Shares, or 1.6% of those outstanding; Omega Institutional Partners, L.P. owns 21,100 Shares, or 0.1% of those outstanding; Omega Equity Partners, L.P. owns 25,600 Shares, or 0.1% of those outstanding; Omega Overseas Partners, Ltd. owns 453,700 Shares, or 2.2% of those outstanding; and the Managed Account owns 210,300 Shares, or 1.1% of those outstanding.
          The following table details the transactions by each of Omega Capital Partners, L.P., Omega Institutional Partners, L.P., Omega Equity Partners, L.P., Omega Overseas Partners, Ltd., and the Managed Account in shares of Common Stock within the 60 day period prior to March 21, 1997 and through this filing. All such transactions were open market transactions.

SALES:

                  Omega Capital Partners, L.P.
            Date of           Amount of           Price Per
          Transaction           Shares              Share
          03/21/97             20,400             $50.02
          03/24/97              6,600              48.78
          03/25/97              4,900              48.00
          03/26/97             12,500              48.67
          03/26/97             16,100              48.66
          03/27/97              2,700              49.00









               Omega Institutional Partners, L.P.


            Date of           Amount of           Price Per
          Transaction           Shares              Share
          02/07/97              8,000             $48.00





                   Omega Equity Partners, L.P.


            Date of           Amount of           Price Per
          Transaction           Shares              Share
          03/24/97                800             $48.78
          03/25/97                600              48.00
          03/26/97              1,400              48.67
          03/26/97              2,000              48.66
          03/27/97                200              49.00




                  Omega Overseas Partners, Ltd.


            Date of           Amount of           Price Per
          Transaction           Shares              Share
          03/21/97             22,200             $50.02
          03/24/97              9,200              48.78
          03/25/97              6,900              48.00
          03/26/97             19,000              48.67
          03/26/97             23,400              48.66
          03/27/97              3,300              49.00



                       The Managed Account


            Date of          Amount of            Price Per
          Transaction          Shares               Share
          03/21/97             12,400             $50.02
          03/24/97              3,400              48.78
          03/25/97              2,600              48.00
          03/26/97              7,100              48.67
          03/26/97              8,500              48.66
          03/27/97              1,200              49.00


PURCHASES:


                  Omega Capital Partners, L.P.


            Date of           Amount of           Price Per
          Transaction           Shares              Share
          02/05/97            113,700             $42.00



                   Omega Equity Partners, L.P.


            Date of           Amount of           Price Per
          Transaction           Shares              Share
          02/05/97              4,000             $42.00



                  Omega Overseas Partners, L.P.


            Date of           Amount of           Price Per
          Transaction           Shares              Share
          02/05/97             10,400             $42.00



                       The Managed Account


            Date of           Amount of           Price Per
          Transaction           Shares              Share
          02/05/97             21,900             $42.00




                         Signature


          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 31, 1997

/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, pursuant to Power of
Attorney on file.





/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, as Managing Member of
Omega Associates, L.L.C. on behalf
of Omega Capital Partners, L.P.,
pursuant to Power of Attorney on file.




/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, as Managing Member of
Omega Associates, L.L.C. on behalf
of Omega Institutional Partners, L.P.,
pursuant to Power of Attorney on file.


/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, as Managing Member of
Omega Associates, L.L.C. on behalf
of Omega Equity Partners, L.P.,
pursuant to Power of Attorney on file.


/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, as President of Omega
Advisors, Inc., pursuant to Power
of Attorney on file.


ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).